UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4							OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
☒ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations December continue. See Instruction 1(b).
(Print or Type Responses)
1. Name and Address of Reporting Person* Crosslink Capital, Inc. (See Note 1)	2. Issuer Name and Ticker or Trading Symbol Eloquent Inc (ELOQ)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director ______10% Owner ______Officer (give __XX_Other (specify title below) below) Affiliate of director (See Note 1)
(Last) (First) (Middle)	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year March 2002
(Street) Two Embarcadero Center, Suite 2200			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _xx Form filed by More than One Reporting Person
(City) (State) (Zip) San Francisco CA 94111	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	03/11/02	S		30,000	D	$0.68	1,254,789	I	See Note 2
Common Stock	03/13/02	S		49,998	D	$0.65	1,254,789	I	See Note 2

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained (Over)
in this form are not required to respond unless the form displays SEC 1474 (3-00)

a currently valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The reporting persons (the "Reporting Persons") consist of Crosslink Capital, Inc. ("Crosslink"), Crossover Fund III Management, L.L.C. ("Crossover III Management"), Delta Growth Management, Inc. ("Delta Growth Management"), Crosslink Omega III Holdings, L.L.C. ("Omega III Holdings"), Michael J. Stark, Seymour F. Kaufman, Daniel John Dunn, Vladimir S. Jacimovic and Thomas Edward Bliska. Crosslink is the investment adviser to investment funds of which Omega III Holdings or Delta Growth Management is the general partner or manager. Crossover III Management is the investment adviser and manager of investment funds. Mr. Stark and Mr. Kaufman are control persons of Crosslink. Mr. Stark, Mr. Kaufman, Mr. Dunn, Mr. Jacimovic and Mr. Bliska are control persons of Crossover III Management. Mr. Stark, Mr. Kaufman and Mr. Jacimovic are control persons of Omega III Holdings. Mr. Stark is a control person of Delta Growth.

Until March 31, 2002, Anthony Pir Brenner was an employee of Crosslink and a control person of Crossover III Management and Omega III Holdings. Mr. Brenner is a director of Eloquent Inc (the "Issuer"). Because of their prior association with Mr. Brenner, the Reporting Persons could have been deemed insiders of the Issuer, although the Reporting Persons collectively beneficially own less than 10% of the outstanding common stock of the Issuer and do not serve as officers or directors of the Issuer. Because Mr. Brenner is no longer a control person of any of the Reporting Persons, the Reporting Persons no longer will file reports of their transactions in securities of the Issuer under Section 16 of the Securities Exchange Act of 1934, as amended, unless they are otherwise required to do so by law.

(2) These securities are indirectly beneficially owned by the Reporting Persons because they are held by investment funds to which Crosslink or Crossover III Management serves as investment adviser and of which Crossover III Management, Delta Growth Management or Omega III Holdings is the general partner or manager. The Reporting Persons disclaim beneficial ownership in such securities except to the extent of their pecuniary interest therein.

Dated: April 10, 2002
Crosslink Capital, Inc. By: Michael J. Stark, President	Crossover Investment Management, L.L.C. By: Michael J. Stark, Manager
Delta Growth Management, Inc. By: Michael J. Stark, President
Crossover Fund III Management, L.L.C. By: Michael J. Stark, Manager Michael J. Stark	Crosslink Omega III Holdings, L.L.C. By: Michael J. Stark, Manager Seymour F. Kaufman
Vladimir S. Jacimovic	Daniel John Dunn
Thomas Edward Bliska

Joint Filer Information

Name: Crossover Investment Management, L.L.C.

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Month/Year: March 2002

Signature: Crossover Investment Management, L.L.C.

By: Michael J. Stark, Manager

Name: Crossover Fund III Management, L.L.C.

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Month/Year: March 2002

Signature: Crossover Fund III Management, L.L.C.

By: Michael J. Stark

Name: Delta Growth Management, Inc.

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Month/Year: March 2002

Signature: Delta Growth Management, Inc.

By: Michael J. Stark, President

Name: Crosslink Omega Holdings III, L.L.C.

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Month/Year: March 2002

Signature: Crosslink Omega III Holdings, L.L.C.

By: Michael J. Stark, Manager

Name: Michael J. Stark

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Month/Year: March 2002

Signature: Michael J. Stark

Name: Seymour F. Kaufman

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Month/Year: March 2002

Signature: Seymour F. Kaufman

Name: Daniel John Dunn

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Month/Year: March 2002

Signature: Daniel John Dunn

Name: Vladimir S. Jacimovic

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Month/Year: March 2002

Signature: Vladimir S. Jacimovic

Name: Thomas Edward Bliska

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Month/Year: March 2002

Signature: Thomas Edward Bliska

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 76 for procedure.